EXHIBIT 23.8
CONSENT OF MINE DEVELOPMENT ASSOCIATES
Board of Directors of White Knight Resources Ltd.:
     I hereby consent to the use of information from the technical reports dated April 2006 relating to the Gold Pick Property of White Knight Resources Ltd., which appears in the Registration Statement numbered 333-138233 on Form S-4 and the related prospectus for U.S. Gold Corporation and US Gold Canadian Acquisition Corporation and the Definitive Proxy Statement on Schedule 14A for U.S. Gold Corporation (File Number 000-09137) (collectively, the “SEC Filings”) as well as the Canadian Takeover Bid Circular (together with the SEC Filings, the “Documents”) and any amendments to the Documents. I also consent to the reference to me under the heading “Experts” in the Documents and any amendments thereto.

Dated: January 22, 2007

/s/ Neil B. Prenn

Neil B. Prenn
Mine Development Associates